SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   -----------
                                    FORM 6-K
                                   -----------


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For August 30, 2002



                                  CNOOC Limited

                 (Translation of registrant's name into English)
                --------------------------------------------------


                                   65th Floor
                               Bank of China Tower
                                 One Garden Road
                               Central, Hong Kong
                    (Address of principal executive offices)

                --------------------------------------------------





(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
---------------------

                                [GRAPHIC OMITTED]

                                  CNOOC Limited
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

                      ANNOUNCEMENT OF 2002 INTERIM RESULTS

CHAIRMAN'S STATEMENT

Despite a weaker oil price environment triggered by a slow down in the global economy, our operating activities have remained strong. In April 2002, the Company completed the acquisition of nine Repsol YPF S.A. subsidiaries which together own working interests in five oil and gas properties in Indonesia. We view this as an excellent opportunity to make a material acquisition of low-risk assets at a compelling price and, at the same time, further strengthens the Company's presence in the Asia Pacific region. Pro forma oil and gas revenues overcame the impact of lower realized price and recorded a 10% increase over that reported in the first half of last year. In March 2002, the Company took advantage of the favorable low interest rate environment to issue US$500 million 10-year guaranteed bonds. Our unit costs remained competitive and the period was also marked with increased development capital expenditure and an active exploration program, both of which are core features of our growth strategy.

Review of Operations

For the six months ended 30 June 2002, the Company's production achieved significant increase. Pro forma daily oil and gas production reached 340,321 barrels-of-oil-equivalent, representing a 30.1% increase over the same period last year. Pro forma net crude oil production was 292,964 barrels per day, pro forma net natural gas production was 279 million cubic feet per day, representing a 27.5% and 46.5% increase over the first half of 2001 respectively. However, for the six months ended 30 June 2002, excluding the first quarter production from our Indonesian operations, the Company's reported net total daily production was 307,334 barrels-of-oil-equivalent, representing a 17.5% increase over the same period a year earlier. The reported net crude oil production was 267,130 barrels per day, representing a 16.2% increase over the same period last year. The reported net daily gas production was 238 million cubic feet, which was up 25.3% from the same period a year earlier. The increase in oil and gas production reflected both an increase in offshore China daily production levels as well as the contribution of the Company's acquisition of Repsol YPF S.A.'s subsidiaries. Realized oil price was US$21.81 per barrel and gas price was US$ 3.07 per thousand cubic feet.

Despite the average realized oil price in the first half of 2002 being 15.5% lower than the same period last year, our exploration and production activities for the period generated pro forma oil and gas sales of RMB 10.56 billion, which represented a 10% increase compared to RMB 9.56 billion of the same period last year. Due to the lower oil price, crude trading activities generated marketing revenue and gross profits of RMB 0.79 billion and RMB22 million, respectively in the first half of 2002, whilst the marketing revenue and gross profits of the same period in 2001 were RMB 1.38 billion and RMB 49.5 million, respectively. The Company's pro forma total revenue for the period was RMB 11.57 billion, our pro forma profit before tax was RMB 5.28 billion and pro forma profit after tax was RMB 3.77 billion. We consolidated the income of our Indonesian operations from the second quarter and our reported realized total revenue was RMB 10.64 billion, which was down 5.3% from the first half of the previous year. The reported oil and gas sales was RMB 9.63 billion, which remained at approximately the same level as the first half of last year. The reported profit before tax was RMB
4.99 billion, representing a decrease of 22.8% compared to RMB 6.46 billion over the same period last year. The reported net profit after tax for the period was RMB 3.62 billion, representing a decrease of 21.6% compared to RMB 4.62 billion over the same period last year. The basic and diluted net earnings per share was RMB 0.44.

We have had an active exploration program and recorded nine wildcat discoveries during the period. The Luda 4-2, Luda 10-1,Qinhuangdao 34-3, Penglai 2-2, Panyu 30-1 and Yacheng 13-4 discoveries were made through independent exploration efforts. Our PSC partners made the Luda 27-2, Caofeidian 11-3 and Caofeidian 16-1 discoveries. Together with our PSC partners, we drilled a total of eight appraisal wells to delineate reserves in discoveries made earlier. Notably, positive results were recorded at Luda 4-2, Luda 5-2, Luda 10-1, Luda 27-2, Yacheng 13-4 and Caofeidian 12-1S.

Development expenditure, which is a key driver of the near-term production growth, increased during the period. Five projects are currently under active development. During the period, C and D wellhead platforms of Qinhuangdao 32-6 and Wenchang 13-1/13-2 were on stream. Development activities for Dongfang 1-1, Penglai 19-3 and Panyu 4-2/5-1also hit milestones on schedule.

We continue to focus on safety and sound environmental practices. The recordable accident rate for the six months ended 30 June 2002 was 0.12 incidents per 200,000 man-hours, representing a decrease of 50% from 0.24 incidents per 200,000 man-hours last year. Work hours lost in the six months ended 30 June 2002 averaged 0.15 days per 200,000 man-hours, which was down from 1 day per 200,000 man-hours in the same period a year earlier.

Outlook

We will continue to implement our production and growth strategy in the second half of 2002:

* We will focus on meeting our oil and gas production targets for the year while controlling costs. We will also strive to meet our development targets.

* We will continue our wildcat and appraisal well program, so as to increase reserves through a balance of independent and production sharing contracts exploration.

* We will explore the feasibility and economics of natural gas-related businesses, expedite exploration and development of natural gas resources and search for opportunities to participate in overseas gas field development as part of our integrated LNG strategy.

* Finally, we will continue to upgrade our management and employee skill levels, maintain and strive to further reduce our internationally competitive cost structure and improve our efficiency through enhanced management and advanced technology.

*     Pro forma: Indonesia business effective from 1 January 2002.

                                                                  Wei Liucheng
                                                                Chairman & CEO

INTERIM RESULTS

The Board of Directors of CNOOC Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2002 (the "Period") as follows:



CONSOLIDATED INCOME STATEMENT
For the six months ended 30 June 2002
(All amounts expressed in thousands of Renminbi, except per share data)

                                                                Six months ended 30 June
                                                            ---------------------------------
                                                     Notes            2002             2001
                                                               (unaudited)      (unaudited)
Turnover
  Oil and gas sales                                              9,628,871        9,561,986
  Marketing revenue                                                794,063        1,377,457
  Other income                                                     217,464          301,462
                                                            ---------------  ---------------
Total revenue                                                   10,640,398       11,240,905
                                                            ---------------  ---------------

Expenses
  Operating expenses                                            (1,584,014)      (1,047,984)
  Production taxes                                                (420,921)        (491,371)
  Exploration costs                                               (634,859)        (451,619)
  Depreciation, depletion and amortisation                      (1,590,079)      (1,295,221)
  Dismantlement and site restoration
    allowance                                                      (59,810)         (53,794)
  Crude oil and product purchases                                 (772,094)      (1,327,994)
  Selling and administrative expenses                             (358,105)        (262,141)
  Others                                                          (166,711)        (206,650)
                                                            ---------------  ---------------
Total expenses                                                  (5,586,593)      (5,136,774)
                                                            ---------------  ---------------
Profit from operating activities                                 5,053,805        6,104,131
Interest income                                                     79,498          234,088
Interest expenses                                                 (138,213)        (202,143)
Exchange (loss)/gain, net                                         (146,269)         175,778
Investment income                                                  102,287           42,563
Share of profit of an associate                                     38,577          103,798
Non-operating gain /(loss), net                                      2,417           (1,787)
                                                            ---------------  ---------------
Profit before tax                                                4,992,102        6,456,428
Tax                                                    5        (1,373,241)      (1,838,330)
                                                            ---------------  ---------------
Net profit                                                       3,618,861        4,618,098
                                                            ===============  ===============
Earnings per share   - Basic                           6          RMB 0.44         RMB 0.60
                                                            ===============  ===============
                     - Diluted                         6          RMB 0.44         RMB 0.60
                                                            ===============  ===============
Interim dividend declared HK$0.11
  (2001: HK$0.10) per share                            9           958,314          871,194
                                                            ===============  ===============


CONSOLIDATED BALANCE SHEET
As at 30 June 2002
(All amounts expressed in thousands of Renminbi)

                                                                         30 June       31 December
                                                           Notes            2002              2001
                                                                     (unaudited)         (audited)
ASSETS
Non-current assets
  Property, plant and equipment, net                                  33,675,179        23,827,499
  Investment in an associate                                             440,567           461,990
                                                                  ---------------  ----------------
                                                                      34,115,746        24,289,489
                                                                  ---------------  ----------------

Current assets
  Cash and cash equivalents                                            7,840,092         6,393,724
  Time deposits with maturities of
    three months or more                                               1,250,000         2,050,000
  Accounts receivable, net                                             2,255,613         1,194,180
  Inventories and supplies                                               726,344           627,337
  Short term investments                                               7,562,965         8,895,804
  Due from related companies                                             346,716           176,519
  Other current assets                                                   922,410           692,595
                                                                  ---------------  ----------------
                                                                      20,904,140        20,030,159
                                                                  ---------------  ----------------
Total assets                                                          55,019,886        44,319,648
                                                                  ===============  ================

EQUITY AND LIABILITIES
Non-current liabilities
  6.375% long term guaranteed notes                          7         4,065,445                 -
  Long term bank loans                                                 2,696,606         3,255,699
  Dismantlement and site restoration allowance                         1,946,846         1,598,130
  Deferred tax liabilities                                             5,986,060         1,763,637
                                                                  ---------------  ----------------
                                                                      14,694,957         6,617,466
                                                                  ---------------  ----------------

Current liabilities
  Current portion of long term bank loans                                178,832         1,231,840
  Accounts payable                                                     1,647,470           591,624
  Other payables and accrued liabilities                               1,110,380           813,146
  Due to parent company                                                  164,962           125,493
  Due to related companies                                               328,744           157,823
  Taxes payable                                                          971,788         1,471,750
                                                                  ---------------  ----------------
                                                                       4,402,176         4,391,676
                                                                  ---------------  ----------------
Total liabilities                                                     19,097,133        11,009,142
                                                                  ---------------  ----------------

Shareholders' equity
  Share capital                                              8           876,978           876,978
  Reserves                                                            35,045,775        32,433,528
                                                                  ---------------  ----------------
                                                                      35,922,753        33,310,506
                                                                  ---------------  ----------------
Total equity and liabilities                                          55,019,886        44,319,648
                                                                  ===============  ================


STATEMENT OF CHANGES IN EQUITY
As at 30 June 2002
(All amounts expressed in thousands of Renminbi)


                                                                  Cumulative
                               Share     Share   Revaluation   translation   Statutory     Retained
                             capital   premium       reserve       reserve    reserves     earnings        Total
Unaudited
Balance at 1 January 2001    701,181  10,835,438       274,671        (6,350 )              3,368,525   16,121,803
Issuance of ordinary shares  175,797   9,925,767             -             -           -            -   10,101,564
Net profit for the period          -           -             -             -           -    4,618,098    4,618,098
Foreign currency
   translation differences         -           -             -           907           -            -          907
                            --------- ----------- ------------- -------------  ---------- ------------ ------------
Balances at 30 June 2001     876,978  20,761,205       274,671        (5,443 )   948,338    7,986,623   30,842,372
                            ========= =========== ============= =============  ========== ============ ============

Unaudited
Balances at 1 January 2002
   as previously stated      876,978  20,761,205       274,671        (5,648 ) 1,535,360    9,867,940   33,310,506
Cumulative effect of
   change in accounting
   policy (Note 4)                 -           -             -             -           -      298,157      298,157
                            --------- ----------- ------------- -------------  ---------- ------------ ------------

Balances at 1 January 2002   876,978  20,761,205       274,671        (5,648 ) 1,535,360   10,166,097   33,608,663
   as restated

Net profit for the period          -           -             -             -           -    3,618,861    3,618,861
Dividends (Note 9)                 -           -             -             -           -   (1,306,740)  (1,306,740)
Foreign currency
   translation differences         -           -             -         1,969           -            -        1,969
                            --------- ----------- ------------- -------------  ---------- ------------ ------------
Balance at 30 June 2002      876,978  20,761,205       274,671        (3,679 ) 1,535,360   12,478,218   35,922,753
                            ========= =========== ============= =============  ========== ============ ============


NOTES

(All amounts expressed in thousands of Renminbi, except number of shares and unless otherwise stated)

1.    ACQUISITION

      During the period, the Company acquired nine subsidiaries of Repsol YPF, S.A. which hold a portfolio of operated and non-operated interests in oil and gas production sharing and technical assistance contracts in contract areas located offshore and onshore Indonesia. The assets acquired included a 65.3% interest in the Offshore Southeast Sumatra Contract Area production sharing contract, a 36.7% interest in the Offshore Northwest Java Contract Area production sharing contract, a 25.0% interest in the West Madura Offshore Block production sharing contract, a 50.0% interest in the Poleng Field technical assistance contract and a 16.7% interest in the Blora Block production sharing contract. The aggregate consideration for the acquisition was a total cash consideration of US$585 million (subject to adjustments). The effective date of the purchase agreement was 1 January 2002 and the profit of the acquired companies would accrue to the Group from that date. The acquisition was completed on 19 April 2002. Under the advice of the Company's auditors, the acquisition date for accounting purposes should be 19 April 2002 and for practical reasons, the operations of the acquired companies are included in the Company's consolidated financial statements from 1 April 2002. The profit accrued to the Group prior to 1 April 2002 has been treated as a purchase price reduction. The Company is in the process of obtaining third-party valuations of the oil and gas properties acquired and in the process of finalising the tax structure and agreeing the purchase price adjustments with the seller. Accordingly, the allocation of the purchase price is subject to refinement.

      The following unaudited pro forma consolidated financial information reflects the results of the operation of the Company for the six months ended 30 June 2002, as if the acquisition described above had completed on 1 January 2002.

                                                Pro forma financial results for
                                              the six months ended 30 June 2002
                                                                    (unaudited)
                                                                       RMB'000

      Total revenue                                                 11,572,781
      Income before tax                                              5,281,032
      Profit after tax                                               3,769,105
                                                                ===============
      Earnings per share   - Basic                                    RMB 0.46
                                                                ===============
                           - Diluted                                  RMB 0.46
                                                                ===============


2.    ORGANISATION AND PRINCIPAL ACTIVITIES

      CNOOC Limited (the "Company") was incorporated in Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 20 August 1999. The Company and its subsidiaries (hereinafter collectively referred to as the "Group") are principally engaged in the exploration, development, production and sales of crude oil and natural gas and other petroleum.

3.    PRINCIPAL ACCOUNTING POLICIES

      The accompanying interim financial statements are prepared under the historical cost convention as modified by the revaluation of land and buildings and short term investments, and in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No.25 "Interim financial reporting".

      The principal accounting policies and basis of presentation used in the preparation of the interim financial statements are the same as those used in the annual audited financial statements for the year ended 31 December 2001, except as disclosed in note 4 below in, that the Group has changed its accounting policy related to dismantlement and site restoration allowance in compliance with SSAP 28 "Provisions, contingent liabilities and contingent assets" issued in 2001 and changed certain of its accounting policies following the adoption of the following new or revised SSAPs issued by the Hong Kong Society of Accountants.

      SSAP 1 (revised)       Presentation of financial statements
      SSAP 2 (revised)       Net profit or loss for the period, fundamental
                             errors and change in
                             accounting policies
      SSAP 11 (revised)      Foreign currency translation
      SSAP 15 (revised)      Cash flow statements
      SSAP 25 (revised)      Interim financial reporting
      SSAP 34                Employee benefits

      The impact of adopting the above new or revised Hong Kong SSAPs is not significant and, accordingly, no prior period adjustment has been made in the financial statements of the Group.

4.    CHANGE IN ACCOUNTING POLICY

      During the period, the Group changed its method of accounting for dismantlement and site restoration allowance in compliance with SSAP 28 "Provisions, contingent liabilities and contingent assets". SSAP 28 requires the provision to be recorded for a present obligation whether that obligation is legal or constructive. The associated cost is capitalised and the liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised.

      The effect of this change in accounting policy was to increase the retained earnings and property, plant and equipment, as at 1 January 2002 by RMB298,156,268 and RMB736,848,177, respectively, and to increase the dismantlement and site restoration allowance and deferred tax liabilities as at 1 January 2002 by RMB310,910,651 and RMB127,781,258, respectively. No adjustment was made to the prior year amounts as the impact on the financial statements for the year ended 31 December 2001 was not material.

5.    TAX

      (i)  Income tax

            The Company and its subsidiaries are subject to income taxes on an entity basis on profit arising in or derived from the tax jurisdictions in which they are domiciled and operated. The Company is not liable for profits tax in Hong Kong as it does not have any assessable income currently sourced from Hong Kong.

            The Company's subsidiary, CNOOC China Limited, is a wholly foreign-owned enterprise established in the PRC. It is exempt from the 3% local surcharge and is subject to an enterprise income tax of 30% under the prevailing tax rules and regulations. During the current period, an amount of approximately RMB101 million tax exemption was deducted from the corporate income tax in accordance with the State Tax Bureau [2000] No.90 regulation, <FIE purchase domestic equipment as investment>. The exemption is in the process of being approved by the relevant tax authorities but the directors consider that all the relevant requirements had been met as at 30 June 2002.

            The Company's subsidiary in Singapore, China Offshore Oil (Singapore) International Pte. Ltd., is subject to income tax at rates of 10% and 26%, respectively for its oil trading activities and other income generating activities. The Company's subsidiaries owning interests in oil properties in Indonesia along the Malacca Strait are subject to corporate and dividend tax of 44%. The nine subsidiaries of Repsol-YPF, S.A. in Indonesia acquired by the Company during the period are all subject to corporate and dividend tax at a rate of 48%. All of the Company's other subsidiaries are not subject to any income taxes in their respective jurisdictions for the period presented.

      (ii) Other taxes

            CNOOC China Limited is required to pay the following taxes:

            - production taxes equal to 5% of independent production and production under production sharing contracts; and

            -   business tax of 3% - 5% on other income.


6.    EARNINGS PER SHARE

                                                                            Six months ended 30 June
                                                                --------------------------------------------------
                                                                                    2002                     2001
                                                                             (unaudited)              (unaudited)
      Earnings:
      Net profit for the period and earnings for the purpose
        of basic and diluted earnings per share                        RMB 3,618,861,000        RMB 4,618,098,000
                                                                =========================  =======================

      Number of shares:
      Weighted average number of ordinary shares for
        the purpose of basic earnings per share                            8,214,165,655            7,649,324,517

      Effect of dilutive potential ordinary shares under
        the share option scheme                                                2,378,206                  651,256
                                                                -------------------------  -----------------------

      Weighted average number of ordinary shares for
        the purpose of diluted earnings per share                          8,216,543,861            7,649,975,773
                                                                =========================  =======================

      Earnings per share   - Basic                                              RMB 0.44                 RMB 0.60
                                                                =========================  =======================
                           - Diluted                                            RMB 0.44                 RMB 0.60
                                                                =========================  =======================


7.    6.375% LONG TERM GUARANTEED NOTES

      On 1 March 2002, CNOOC Finance (2002) Limited, a company incorporated in the British Virgin Islands on 24 January 2002 and a wholly-owned subsidiary of the Company, issued US$500,000,000 principal amount of 6.375% guaranteed notes due in 2012. The obligations of CNOOC Finance
      (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

8.    SHARE CAPITAL

                                                                          Number of shares      Share capital
                                                                                                      HK$'000
      Authorised:
        Ordinary shares of HK$0.10 each
          As at 30 June 2002 and 31 December 2001                           15,000,000,000          1,500,000
                                                                      =====================   ================

      Issued and fully paid:
        Ordinary shares of HK$0.10 each
          As at 1 January 2001                                               6,557,575,755            655,758
          Issue of shares during the initial public offering                 1,656,589,900            165,659
                                                                      ---------------------   ----------------
          As at 31 December 2001 (audited)                                   8,214,165,655            821,417
                                                                      =====================   ================

        Ordinary shares of HK$0.10 each
          As at 30 June 2002 (unaudited)                                     8,214,165,655            821,417
                                                                      =====================   ================


9.    DIVIDEND

      On 27 March 2002, the board of directors proposed a final dividend of HK$0.15 per share, recognised HK$1,232,124,848 (equivalent to RMB1,306,739,684) to its shareholders for the year ended 31 December 2001. The dividend distribution was approved by the shareholders in an annual meeting held on 6 June 2002. Subsequent to 30 June 2002, on 23 August 2002, the board of directors declared an interim dividend of HK$0.11 per share (2001: HK$0.10 per share), recognised HK$903,558,222, equivalent to approximately RMB958,314,000 (2001: RMB871,194,000).

10.   SEGMENT INFORMATION

      The Group is involved in the upstream operating activities of the petroleum industry which comprises of production sharing contracts with foreign partners and independent operations and trading business. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. An analysis of the Group's turnover and operating results by principal activity and geographical area of operations for the six months ended 30 June 2002 is as follows:


                                                            For the six months ended 30 June 2002
                                                       -------------------------------------------------
                                                                  Turnover           Operating profit
                                                               (unaudited)                (unaudited)
                                                                   RMB'000                    RMB'000
      By principal activity:
        Production sharing contracts ("PSC")                     5,031,873                  2,605,239
        Independent operations                                   4,810,194                  2,239,237
        Trading business                                           794,063                     21,969
      Unallocated                                                    4,268                 (1,247,584 )
                                                       --------------------   ------------------------
                                                                10,640,398                  3,618,861
                                                       ====================   ========================


      Approximately 89% of the total revenue of the Group is contributed by PRC customers.

11.   SUBSEQUENT EVENT

      Further to the heads of agreement entered into by the Company with respect to a joint venture to develop Northwest Shelf gas in Australia ("NWS Gas Project") in November 2001, the Company received an offer to acquire an interest in the upstream production and reserves of NWS Gas Project in August 2002. The preliminary terms envisage the Company paying approximately US$320 million to purchase an approximately 5% interest in the upstream reserves of the NWS Gas Project. Under the terms of the offer, the Company would also assume a 25% interest in the China LNG Joint Venture ("CLNG JV"), which will be established to supply LNG from the NWS Gas Project to the Guangdong LNG terminal. As of the date of this interim results announcement, which were approved by the Board of the Directors, the Company had not yet accepted the offer.

INDEPENDENT REVIEW

The interim results for the six months ended 30 June 2002 are unaudited, but have been reviewed in accordance with Statement of Auditing Standards 700 "Engagement to review interim financial reports", issued by the Hong Kong Society of Accountants, by Ernst & Young, whose unmodified review of the report will be included in the interim report to be sent to shareholders.

PURCHASE, DISPOSAL AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK$0.11 per share to the shareholders whose name appears on the Register of Members of the Company on 23 September 2002. The dividend will be paid on 27 September 2002. The Register of Members will be closed from 18 September 2002 (Wednesday) to 23 September 2002 (Monday) (both dates inclusive). In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with Computershare Hong Kong Investor Services Limited, Room 1712, 17th Floor, Hopewell Centre, Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on 17 September 2002 (Tuesday).

COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not, for any part of the six months ended 30 June 2002, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that non-executive directors of the Company are not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the Company's articles of association.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

                                                         By order of the Board
                                                            CNOOC Limited
                                                              Cao Yunshi
                                                                Company
                                                                Secretary

Hong Kong, 23 August 2002

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from 18 September 2002 (Wednesday) to 23 September 2002 (Monday) (both dates inclusive). In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited, Room 1712, 17th Floor, Hopewell Centre, Queen's Road East, Wanchai, Hong Kong, no later than 4:00 pm on 17 September 2002 (Tuesday).


Please also refer to the published version of this announcement in the South China Morning Post dated 26 August 2002.

*** *** ***

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2001, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 261,379 BOE per day.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel: +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn
        -------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                  CNOOC Limited


                                  By:  /s/ Cao Yunshi
                                      -----------------------------
                                      Name: Cao Yunshi
                                      Title:  Company Secretary

Dated: August 30, 2002